Exhibit 99.1
FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	6 May 2011
SIMS METAL MANAGEMENT RESULTS FOR
THE NINE MONTH PERIOD ENDED 31 MARCH 2011
Highlights (Unaudited and in Australian Dollars) of the Nine Month Period Ended 31 March 2011
•	Sales revenue of $6.2 billion, up 23 percent on prior corresponding period

•	EBITDA of $295.3 million, up 38 percent on prior corresponding period

•	Net profit after tax of $122.8 million, up 74 percent on prior corresponding period

•	Basic earnings per share of 60 cents, up 62 percent on prior corresponding period

•	Scrap intake and shipments were 10.5 million tonnes and 9.9 million tonnes, up 9 percent and 8 percent, respectively, on prior corresponding period

•	Underlying net profit after tax adjusted for atypical items was $108.7 million

•	Net debt as of 31 March 2011 was $381.1 million representing 12 percent of total capital
Financial Results for the Nine Month Period Ended 31 March 2011
Sims Metal Management Limited (the “Company”) had sales revenue for the nine month period ended 31 March 2011 of $6.2 billion, up 23 percent on the prior corresponding period. EBITDA (earnings before interest, tax, depreciation and amortisation) was $295.3 million, up 38 percent on the prior corresponding period. EBIT (earnings before interest and tax) was $196.7 million, up 87 percent on the prior corresponding period. The Company recorded a NPAT (net profit after tax) of $122.8 million, up 74 percent on the prior corresponding period. Scrap intake and shipments were 10.5 million tonnes and 9.9 million tonnes, up 9 percent and 8 percent, respectively, on the prior corresponding period. Basic earnings per share for the nine month period ended 31 March 2011 was 60 cents, up 62 percent on the prior corresponding period. For the nine month period, the Company recorded atypical items of $21.0 million pre-tax and $14.1 million after-tax. The adverse impact of foreign exchange translation reduced reported sales, EBITDA, EBIT, and NPAT by circa 9 percent relative to the prior corresponding period.
Financial Results for the Three Month Period Ended 31 March 2011
In the third quarter ended 31 March 2011, the Company had sales revenue of $2.2 billion and a NPAT of $73.5 million, up 36 percent and 142 percent, respectively, on the prior corresponding period. EBITDA totaled $146.4 million and EBIT was $114.4 million, up 88 percent and 165 percent, respectively, on the prior corresponding period. Scrap intake and shipments were 3.9 million tonnes and 3.4 million tonnes, up 26 percent and 30 percent, respectively, on the prior corresponding period. Basic earnings per share for the third quarter of fiscal 2011 was 36 cents, up 124 percent on the prior corresponding period. Atypical items in the third quarter were $10.0 million pre-tax and $7.3 million after-tax.
Group Chief Executive Officer Daniel W. Dienst stated, “Our fiscal third quarter results were primarily driven by a stronger contribution from our North American metals business, as well as continued solid performance from our operations in Australasia and Europe. The end of Northern Hemisphere winter conditions, along with some modest evidence of improving economic activity in the U.S., combined to lift scrap availability during our third quarter. Increased scrap flow and improved margins were key drivers in North America, and confirm our belief that this region will generate significantly higher earnings and return on capital as and when the U.S. economy meaningfully strengthens. Sims Recycling Solutions (“SRS”), our electronics recycling business, again, executed well.”

Mr. Dienst stated, “We generated significant earnings growth in our third quarter from metal margin improvement, operating leverage and strong gains from joint venture income. During the remainder of fiscal 2011, we look forward to capitalising on global growth opportunities, both organic and external, in our SRS and Metals recycling businesses. We have recently completed two tuck-in acquisitions into regional platforms of our North American metals business. We also continue to explore greenfield opportunities and acquisitions in areas and regions that expand our reach for raw materials and provide the best return on capital for our shareholders.”
North America
Sales revenue was $4.2 billion, up 27 percent on the prior corresponding nine month period. On a U.S. dollar equivalent basis, sales revenue was up 39 percent to US$4.0 billion. EBIT was $73.2 million, up 145 percent on the prior corresponding nine month period. Scrap intake and shipments in the nine month period were 8.2 million tonnes and 7.6 million tonnes, an increase of 12 percent and 11 percent, respectively, on the prior corresponding period. Sequentially, scrap intake increased 27 percent in the third fiscal quarter over the second fiscal quarter with growth most evident in ferrous metals.
“We are cautiously encouraged by the improved intake in North America even as severe weather persisted during most of the third quarter. We are excited about the prospects for our fully integrated and industry leading footprint in North America as the U.S. economy finds a firmer footing and after having made significant capital investments and several tuck-in acquisitions during the economic downturn.” Mr. Dienst added, “The recent tornados and severe storms in the Southern United States did not directly affect our operations in Alabama, Mississippi and Tennessee, and most importantly, all employees are accounted for and safe. At present, we are watching rising water levels on the Mississippi River and its tributaries with concern.”
Australasia
Sales revenue was $975.7 million, up 9 percent on the prior corresponding nine month period. EBIT was $46.4 million, up 62 percent on the prior corresponding nine month period. Scrap intake and shipments were each 1.3 million tonnes in the nine month period. Intake increased 2 percent and shipments increased 6 percent on the prior corresponding nine month period.
Mr. Dienst said, “Our Australasian metals businesses performed admirably again in the third quarter. Despite the challenges posed by natural disasters, the division as a whole maintained a high level of production, evidenced by strong results in the quarter. Our operations have returned to normal now in Queensland and Christchurch having endured flooding, cyclones and a severe earthquake. We are grateful for the commitment of our employees to accomplishing a rapid recovery in Brisbane and statewide and in Christchurch and the surrounding areas. It should be noted that we incurred a $2.7 million pre-tax provision, $1.9 million after-tax, as an atypical item related to property damages in Queensland during our third quarter.”
Europe
Sales revenue was $1.1 billion, up 22 percent on the prior corresponding nine month period. EBIT was $77.1 million, up 66 percent on the prior corresponding nine month period. Scrap intake and shipments were 1.1 million tonnes and 1.0 million tonnes, a decrease of 3 percent and 5 percent, respectively, versus the prior corresponding nine month period.
Mr. Dienst said, “Our SRS business once again delivered solid results in tandem with our UK metals operations. We have recently expanded our Continental European footprint with the acquisitions of Device and ergoTrade. We recorded a one-off pre-tax gain of $12.7 million, $9.1 million after-tax, as an atypical item related to a commercial settlement during our third quarter.”

Capitalisation
As of 31 March 2011, the Company had net debt balances of approximately $381.1 million, representing approximately 12 percent of total capital providing strong capitalisation.
Markets & Outlook
Mr. Dienst said, “Despite uncertainties that have arisen from global events and natural disasters such as earthquakes, floods, cyclones, tornadoes and uprisings in the Middle East and North Africa, trading markets remain relatively liquid for deep sea ferrous exports. Ferrous prices have traded relatively sideways to modestly down over the past few weeks. The ferrous pricing environment, as well as freight rates, nonetheless remains attractive for international trading. We currently expect ferrous prices to trade roughly at their current levels over the balance of fiscal 2011. Non-ferrous markets remain liquid as well, albeit with a fair amount of pricing volatility, in the face of monetary tightening by China’s central bank and government. As previously observed, scrap flows have improved with weather conditions in the Northern Hemisphere.”
Cautionary Statements Regarding Forward-Looking Information
This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.
These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 6 December 2010.
Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.
All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.
All references to currencies, unless otherwise stated, reflect measures in Australian dollars.
About Sims Metal Management
Sims Metal Management (www.simsmm.com) is the world’s largest listed metal recycler with approximately 250 facilities and 5,800 employees globally. Sims’ core businesses are metal recycling and recycling solutions. Sims Metal Management generated approximately 90 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in fiscal 2010. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS).
For further information contact
Daniel Strechay
Director — Communications & Public Relations
Tel: +1 212 500 7430

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